  Exhibit (a)(11)

Dear Option Holder:

As you know, the offer to exchange outstanding options to purchase shares of our common stock granted under our Offer to Exchange Certain Options to Purchase Common Stock dated September 22, 2006, as supplemented on October 13, 2006 (the “Offer”) expired at 12:00 midnight., Eastern time, on October 26, 2006.

Upon expiration of the Offer, we accepted for exchange all of the 1,159,750 eligible options that had been tendered to us with a request to exchange them for new options.

Options that have been exchanged have been cancelled and exchanged for new options covering the same number of shares. The new options were granted on October 23, 2006 and have an exercise price of $2.07 per share and expire two years from the date of grant.

You soon will receive a new option agreement, which will contain the new exercise price and the new two year option term as described in the Offer.

If you have any questions, please do not hesitate to contact  me at your convenience.

Thanks,
Annette
VP of Administration

iCAD, Inc.
Tel# 937-431-7947
Fax# 603-880-3843